Exhibit 4.1(a)

THIRD AMENDMENT TO CREDIT AGREEMENT

THIS AMENDMENT TO CREDIT AGREEMENT (this “Amendment”) is entered into as of October 10, 2014, by and between ENVIROSTAR, INC., a Delaware corporation (“Borrower”), and WELLS FARGO BANK, NATIONAL ASSOCIATION (“Bank”).

RECITALS

WHEREAS, Borrower is currently indebted to Bank pursuant to the terms and conditions of that certain Credit Agreement between Borrower and Bank dated as of November 16, 2011, as amended from time to time (“Credit Agreement”).

WHEREAS, Bank and Borrower have agreed to certain changes in the terms and conditions set forth in the Credit Agreement and have agreed to amend the Credit Agreement to reflect said changes.

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree that the Credit Agreement shall be amended as follows:

1.  Section 1.1. (a) is hereby amended by deleting “November 1, 2014” as the last day on which Bank will make advances under the Line of Credit, and by substituting for said date “November 1, 2015,” with such change to be effective upon the execution and delivery to Bank of a promissory note dated as of October 10, 2014 (which promissory note shall replace and be deemed the Line of Credit Note defined in and made pursuant to the Credit Agreement) and all other contracts, instruments and documents required by Bank to evidence such change.

2.  Section 1.1. (b) is hereby deleted in its entirety, and the following substituted therefor:

“Section 1.1. (b) INTENTIONALLY OMITTED”

3.  Section 1.2. is hereby deleted in its entirety, and the following substituted therefor:

“Section 1.2. INTENTIONALLY OMITTED”

4.  Section 1.3. (d) is hereby deleted in its entirety, without substitution.

5.  Section 4.9. (a) is hereby deleted in its entirety, and the following substituted therefor:

“(a) Fixed Charge Coverage Ratio not less than 1.25 to 1.0 as of each fiscal year end, with “Fixed Charge Coverage Ratio” defined as the aggregate of net profit after taxes plus depreciation expense, amortization expense, interest expense, cash capital contributions and increases in subordinated debt minus dividends, distributions and decreases in subordinated debt, divided by the aggregate of the current maturity of long-term debt, capitalized lease payments and interest expense.

6.  Section 5.2. is hereby deleted in its entirety, and the following substituted therefor:

“SECTION 5.2.  CAPTIAL EXPENDITURES. Make any additional investments in fixed assets in any fiscal year in excess of $200,000.00.”

7.  Except as specifically provided herein, all terms and conditions of the Credit Agreement remain in full force and effect, without waiver or modification. All terms defined in the Credit Agreement shall have the same meaning when used in this Amendment. This Amendment and the Credit Agreement shall be read together, as one document.

8.  Borrower hereby remakes all representations and warranties contained in the Credit Agreement and reaffirms all covenants set forth therein. Borrower further certifies that as of the date of this Amendment there exists no Event of Default as defined in the Credit Agreement, nor any condition, act or event which with the giving of notice or the passage of time or both would constitute any such Event of Default.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the day and year first written above.

ENVIROSTAR, INC. By: /S/ MICHAEL S. STEINER MICHAEL S. STEINER PRESIDENT	WELLS FARGO BANK, NATIONAL ASSOCIATION By: /S/ MATTHEW RAPOPORT MATTHEW RAPOPORT RELATIONSHIP MANAGER